# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAC Copper Ltd, CIK 0001950246
CUSIP: G60409110
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3RD FLOOR, 44 ESPLANADE, ST, ST. HELIER, Jersey (Y9), JE4 9WG
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001985327

## Reporting persons
- OR Royalties International Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (4.85% of the class)
  Comment: Row 11: Based on 82,462,034 Shares outstanding as of February 28, 2025 (as reported on the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 28, 2025).

## Item 1. Issuer
Name of issuer: MAC Copper Ltd
Address of issuer's principal executive offices: 3RD FLOOR, 44 ESPLANADE, ST, ST. HELIER, JERSEY, JE4 9WG

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the Reporting Person's cover page.
Percent of class: 4.85%, which is calculated based on 82,462,034 Shares outstanding as of February 28, 2025 (as reported on the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 28, 2025).
Sole power to vote or to direct the vote: See Row 5 of the Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row 6 of the Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row 7 of the Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row 8 of the Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- OR Royalties International Ltd.: /s/ Michael Spencer, President (07/07/2025)